Exhibit 99

NATIONAL FUEL GAS
CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)

	Twelve Months Ended
	December 31,
(Thousands of Dollars)	2022	2021

INCOME
Operating Revenues:
Utility Revenues	$972,850	$714,704
Exploration and Production and Other Revenues	1,043,322	889,907
Pipeline and Storage and Gathering Revenues	282,176	243,445
	2,298,348	1,848,056

Operating Expenses:
Purchased Gas	461,661	221,835
Operation and Maintenance:
Utility	196,766	181,377
Exploration and Production and Other	172,827	176,560
Pipeline and Storage and Gathering	139,904	125,048
Property, Franchise and Other Taxes	102,885	96,434
Depreciation, Depletion and Amortization	377,811	340,761
	1,451,854	1,142,015
Gain on Sale of Assets	12,736	—
Operating Income	859,230	706,041

Other Income (Expense):
Other Income (Deductions)	5,886	(14,142)
Interest Expense on Long-Term Debt	(119,982)	(139,331)
Other Interest Expense	(12,532)	(4,142)

Income Before Income Taxes	732,602	548,426

Income Tax Expense	129,284	130,161

Net Income Available for Common Stock	$603,318	$418,265

Earnings Per Common Share:
Basic:
Net Income Available for Common Stock	$6.59	$4.59

Diluted:
Net Income Available for Common Stock	$6.54	$4.55

Weighted Average Common Shares Outstanding:
Used in Basic Calculation	91,489,650	91,196,134

Used in Diluted Calculation	92,198,015	91,853,955